VIA EDGAR

September 20, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 000-52710

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 9, 2012

Response dated May 10, 2012

Form 8-K filed on July 6, 2012

File No. 000-52710

Dear Ladies and Gentlemen:

Pursuant to our correspondence on August 23, 2012, in response to the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated July 26, 2012, we attach hereto as Annex A proposed risk factor disclosure regarding our tri-party repo business, substantially as it would appear in our next quarterly report on Form 10-Q. Please note that, although this language reflects our current thinking on this subject, because we are actively engaged in a continuing effort to refine and improve our disclosures, our actual future filings may not compare precisely with the language set forth in Annex A.

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One Wall Street, New York, N.Y. 10286

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kathleen McCabe at (212) 635-6601 (facsimile transmission (212) 635-6622).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne
Name:	Jane Sherburne
Title:	General Counsel

Annex A

Tri-Party Repo Business – We have credit and reputation risks as a result of our tri-party repo agent services, which could adversely affect our business and results of operations.

BNY Mellon offers tri-party agent services to dealers and cash investors active in the tri-party repurchase market. BNY Mellon currently has approximately 80% of the market share of the U.S. tri-party repo market. As a tri-party repo agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and a cash investor agree to a tri-party repo trade and send instructions to BNY Mellon. BNY Mellon maintains custody of the collateral (the subject securities of the repo) and executes the payment and delivery instructions agreed to and provided by the parties.

Providing these tri-party repo agent services to dealers and cash investors involves, at certain points in time, credit risk. To facilitate the tri-party repo market, we extend secured intraday credit to dealers. In the event of a default by a dealer to whom we have extended secured intraday credit, BNY Mellon would be at risk for the market value of the collateral securing such intraday credit, and to the defaulting dealer for any shortfall after the liquidation of such collateral, which could adversely affect our results of operations. Once a tri-party trade settles, however, BNY Mellon is no longer exposed to dealer default risk.

BNY Mellon is working to significantly reduce the secured intraday credit we provide. We have implemented several measures: (1) a later day unwind for most maturing tri-party repos to reduce the time of any possible exposure; (2) an “auto substitution” process that allows dealers to replace pledged collateral by first over-collateralizing with cash; and (3) a three-way trade confirmation process known as automated deal matching to ensure accuracy and transparency. These efforts are consistent with the recommendations reported on May 17, 2010 by the Tri-Party Repo Infrastructure Reform Task Force that was sponsored by the Payments Risk Committee of the Federal Reserve Bank of New York and included representatives from a diverse group of market participants, including BNY Mellon. Additionally, beginning in early 2013, we expect that eligibility for intraday credit associated with tri-party repo transactions will be limited to certain asset classes that will result in a reduction of exposures from the use of less liquid forms of collateral by dealers.

We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with technology enhancements currently in development will achieve the practical elimination of intraday credit in this activity, by the end of 2014. We believe the steps we are taking are responsive to recent concerns voiced publicly by regulators that dealers and investors should reduce reliance on intraday credit provided by their tri-party repo agents and make risk management practices more resilient to a stress event in the tri-party repo market. We anticipate that regulators will continue to monitor the actions of market participants and use available supervisory tools to encourage constructive and timely action to reduce sources of instability in the tri-party market. Failure to meet regulatory expectations could result in regulatory and reputation risk.